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SECI 08029616)MMISSION

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELLIOTT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7054 ORLEANS AVE.
(No. and Street)

NEW ORLEANS (City) LA (State) 70124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM T. ELLIOTT 504-218-7018
(Area Code — Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 3 1 2008

Le GLUE AND CO., CPAs
(Name — if individual, state last, first, middle name)

Washington, DC 101

1100 POYDRAS ST., NEW ORLEANS LA 70130-2850
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

4/15

Elliott Financial Services, Inc.

New Orleans, Louisiana

December 31, 2007

LeGlue & Company, CPAs
(A Professional Corporation)

March 22, 2008

To the Board of Directors
Elliott Financial Services, Inc.
New Orleans, Louisiana

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

In planning and performing our audit of the financial statements of Elliott Financial Services, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Le Blue & Company
(A Professional Corporation)

Elliott Financial Services, Inc.

New Orleans, Louisiana

December 31, 2007

LeGlue & Company, CPAs
(A Professional Corporation)

March 22, 2008

To the Board of Directors
Elliott Financial Services, Inc.
New Orleans, Louisiana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Elliott Financial Services, Inc. as of December 31, 2007 and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elliott Financial Services, Inc. as of December 31, 2007, and the results of its operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

LeGlue & Company

(A Professional Corporation)

STATEMENT OF FINANCIAL CONDITION

Elliott Financial Services, Inc.

December 31, 2007

ASSETS

Cash	$ 17,650
Deposit with clearing organization	15,018
Ceterficate of deposit	54,390
Receivable from brokers and dealers	7,174
Prepaid expenses	557
Furniture and equipment, net of accumulated depreciation	256
Total	$ 95,045

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$ 3,609
Federal and state income taxes payable	74
Payroll taxes accrued and withheld	5,049
Total liabilities	8,732
Liabilities subordinated to claims of general creditors	40,000
Commitments and contingencies	-
Stockholders' equity (Exhibit C)	
Common stock, no par value, 1,000 shares authorized, 200 shares issued and outstanding	8,000
Additional paid-in capital	37,000
Retained earnings	1,313
Total stockholders' equity	46,313
Total	$ 95,045

See accompanying notes to financial statement.

STATEMENT OF INCOME

Elliott Financial Services, Inc.

For the year ended December 31, 2007

Revenue	
Commissions	$ 122,110
Interest	8,063
Total revenue	130,173
Expenses	
Salaries	97,268
Clearing expense	11,871
Depreciation	171
Regulatory fees	6,874
Interest	3,600
Taxes	4,653
Other operating expense	5,259
Total expenses	129,696
Income before income taxes	477
Provision for federal and state income taxes	71
Net income	$ 406

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Elliott Financial Services, Inc.

For the year ended December 31, 2007

	Common stock		Additional paid-in	Retained
	Shares	Amount	capital	earnings
Balance (Deficit), January 1, 2007	200	$ 8,000	$37,000	$ 907
Net income	-	-	-	406
Balance, December 31, 2007	200	$ 8,000	$37,000	$ 1,313

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

Elliott Financial Services, Inc.

For the year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 406
Adjustments to reconcile net income to net cash provided by (Used in) operating activities:	
Interest income added to ceterficare of deposit	(3,275)
Depreciation	171
Changes in assets - (Increase) Decrease	
Receivable from brokers and dealers	(1,524)
Other assets	553
Changes in liabilities - Increase (Decrease)	
Accrued expenses	(9,310)
Payroll taxes accrued and withheld	(1,849)
Increase in federal and state income taxes payable	70
Increase in interest payable	-
Total adjustments	(15,164)
Net cash provided by (Used in) operating activities	(14,758)
Cash flows from investing activities	-
Cash flows from financing activities	-
Net decrease in cash	(14,758)
Cash, beginning of year	32,408
Cash, end of year	$ 17,650

See accompanying notes to finanical statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Elliott Financial Services, Inc.

For the year ended December 31, 2007

Subordinated liabilities at January 1, 2007	$ 40,000
Increase	-
Decreases	-
Subordinated liabilities at December 31, 2007	$ 40,000

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Elliott Financial Services, Inc.

December 31, 2007

Note 1

The following explanatory comments are submitted relative to the nature of operations and a summary of significant accounting policies of the corporation:

(a) The company is an introducing broker and has a contractual agreement with a clearing brokers. The clearing broker, located in Birmingham, Alabama, carries the accounts of the company's customers on their books. The company also receives commissions for sales of various mutual funds. The company has a customer base limited to the greater New Orleans area.

(b) The company maintains its records and reports its income to the taxing authorities on the accrual method.

(c) For purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less, redeemable without penalty for early withdrawal, to be cash.

(d) Furniture and equipment at December 31, 2007 was stated at cost and was being depreciated on the straight line method over a period of five years.

Note 2

The deposit with a clearing organization at December 31, 2007 in the amount of $15,018 is in accordance with the contractual obligation the company has entered into with the clearing brokers.

Note 3

The borrowings under the subordination agreement at December 31, 2007 are as follows:

Subordinated note payable, due September 30, 2009, 9% interest

The subordinated borrowings are covered by an agreement approved by the National Association of Security Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 4

During the year ended December 31, 2007 the corporation was involved in the following related party transactions:

Interest paid to William T. Elliott, an officer and shareholder of the company, during the year ended December 31, 2007 was $3,600.

Note 5

Cash paid for interest expense and income taxes during the year ended December 31, 2007 was as follows:

Interest	$3,600
Income taxes	$ 1

Note 6

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 7

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2007, the company had net capital of $85,064, which was $35,064 in excess of its required net capital of $50,000.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Elliott Financial Services, Inc.

For the year ended December 31, 2007

Net capital		
Total stockholders' equity		$ 46,313
Liabilities subordinated to claims of general creditors allowable in computation of net capital		40,000
		86,313
Deductions and/or charges		
Nonallowable assets	813	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities:		
Debt securities	136	
Other securities	300	1,249
Net capital		$ 85,064
Computation of Basic Net Capital Requirement		
Minimum net capital required (15c3-1(a)2)		$ 50,000
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2006)		
Net capital as reported in Company's Part II (Unaudited) FOCUS report		$ 85,138
Net audit adjustments		(74)
Net capital per above		$ 85,064

END